SLM CORPORATION
12061 BLUEMONT WAY
RESTON, VIRGINIA  20190

C.E. Andrews
Executive Vice President &
Chief Financial Officer
703-984-6800

May 26, 2006

VIA E-MAIL, FACSIMILE, & EDGAR

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SLM Corporation
Form 10-K for the Fiscal Year Ended
December 31, 2005
File No. 001-13251

Dear Ms. Sweeney:

On behalf of SLM Corporation (the “Company”), submitted below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 5, 2006 concerning the above referenced filings made pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in italics before each response.

Comment 1:

Business Segments, pages 47 - 49

1.                                       We note your disclosure regarding your alternative performance measure “core earnings.”  Your tabular presentation on pages 48 & 49 refers to “managed net income (loss).”  In future filings please ensure that your tabular and narrative disclosures throughout your document consistently refer to your defined alternative performance measure.

Response:

In all of our future filings with the Commission, we will ensure that our tabular and narrative disclosures throughout such filings will consistently refer to our defined alternative performance measures. By way of illustration only, in tabular presentations such as the presentation noted on pages 48 and 49 of our Form 10-K for the fiscal year ended December 31, 2005, we will change “Managed net income (loss)” to “‘Core Earnings’ net income (loss).”  In all of our future filings with the Commission, we also plan to include “Core Earnings” as a defined term in our glossary. By way of illustration, we propose to add the following language to our glossary as follows:

“Core Earnings” —In accordance with the Rules and Regulations of the Securities and Exchange Commission (“SEC”), we prepare financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”). In addition to evaluating the Company’s GAAP-based financial information, management evaluates the Company’s business segments on a basis that, as allowed under Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” differs from GAAP. We refer to management’s basis of evaluating our segment results as “Core Earnings” presentations for each business segment and we refer to these performance measures in our presentations with credit rating agencies and lenders. While “Core Earnings” results are not a substitute for reported results under GAAP, we rely on “Core Earnings” performance measures in operating each business segment because we believe these measures provide additional information regarding the operational and performance indicators that are most closely assessed by management.

Our “Core Earnings” performance measures are the primary financial performance measures used by management to evaluate performance and to allocate resources. Accordingly, financial information is reported to management on a “Core Earnings” basis by reportable segment, as these are the measures used regularly by our chief operating decision maker. Our “Core Earnings” performance measures are used in developing our financial plans and tracking results, and also in establishing corporate performance targets and determining incentive compensation. Management believes this information provides additional insight into the financial performance of the Company’s core business activities. Our “Core Earnings” performance measures are not defined terms within GAAP and may not be comparable to similarly titled measures reported by other companies. “Core Earnings” net income reflects only current period adjustments to GAAP net income as described below. Accordingly, the Company’s “Core Earnings” presentation does not represent another comprehensive basis of accounting.

See “NOTE 18 TO THE CONSOLIDATED FINANCIAL STATEMENTS—Segment Reporting” and “MANAGEMENT’S DISCUSSION AND ANALYSIS—BUSINESS SEGMENTS—Alternative Performance Measures” for further discussion of the differences between “Core Earnings” and GAAP, as well as reconciliations between “Core Earnings” and GAAP.

In prior filings with the SEC of SLM Corporation’s annual report on Form 10-K and quarterly report on Form 10-Q, “Core Earnings” has been labeled as “‘Core’ net income” or “Managed net income” in certain instances.

Comment 2:

Student Loan Spread Analysis — Managed Basis, page 61

2.                                      In future filings please clearly indicate that your managed basis student loan spread is a non-GAAP financial measure and provide all of the disclosures described in Question 8 of the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please provide us with your proposed future disclosure.

Response:

In all of our future filings with the Commission, we will clearly indicate that our managed basis student loan spread (to be labeled as “Core Earnings” student loan spread in future filings) is not a GAAP-basis presentation. Consistent with Question 18 of the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we do not believe that segment information (or calculations derived from segment information) presented in conformity with SFAS No. 131 are non-GAAP financial measures under Regulation G and Item 10(e) of Regulation S-K. Nevertheless, because the segment information is not a GAAP-basis presentation, we will provide all of the disclosures described in Question 8 of the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, we will provide the following disclosure (to follow immediately after the proposed narrative disclosure and immediately before the proposed tabular disclosure on page 61 of our 2005 10-K as set forth in our response to comment 3):

As discussed above, these differences result in the “Core Earnings” basis student loan spread not being a GAAP-basis presentation. Management relies on this measure to manage our Lending Business Segment. Specifically, management uses the “Core Earnings” basis student loan spread to evaluate the overall economic effect that certain factors have on all student loans either on- or off-balance sheet. These factors include the overall mix of student loans in our portfolio, acquisition costs, Borrower Benefit program costs, Floor Income and funding and hedging costs. Management believes that it is important to evaluate all of these factors on a Managed Basis to gain additional information about the economic effect of these factors on all student loans under management. Management believes that this additional information assists us in making strategic decisions about the Company’s business model for the Lending Business Segment, including among other factors, how we acquire or originate student loans, how we fund acquisitions and originations, what Borrower Benefits we offer and what type of loans we purchase or originate. While management believes that the “Core Earnings” basis student loan spread is an important tool for evaluating the Company’s performance for the reasons described above, it is subject to certain general and specific limitations that investors should carefully consider. See “MANAGEMENT’S DISCUSSION AND ANALYSIS—BUSINESS SEGMENTS—Alternative Performance Measures— Limitations of ‘Core Earnings.’”  One specific limitation is that the “Core Earnings” basis student loan spread includes the spread on loans that we have sold to securitization trusts.

Comment 3:

3.                                      In future filings please reconcile your managed basis student loan spread analysis to your on-and off-balance sheet analyses disclosed on page 44. Ensure that you clearly relate the reconciling items to the applicable pre-tax differences between “core earnings” and GAAP as described on pages 50 — 54. Please provide us with your proposed future disclosure.

Response:

We propose to make the following changes prospectively in future filings (by way of illustration, we have updated SLM Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, beginning at page 44 of the “NET INTEREST INCOME—Student Loan Spread” and at page 61 of the “LENDING BUSINESS SEGMENT—Student Loan Spread Analysis—Managed Basis” sections of the MD&A, as follows (proposed changes are highlighted)):

Student Loans (page 44 of 2005 Form 10-K)

For both federally insured student loans and Private Education Loans, we account for premiums paid, discounts received and certain origination costs incurred on the origination of student loans in accordance with SFAS No. 91. The unamortized portion of the premiums and discounts are included in the carrying value of the student loan on the consolidated balance sheet. We recognize income on our student loan portfolio based on the expected yield of the student loan after giving effect to the amortization of purchase premiums and the accretion of student loan discounts, as well as the discount expected to be earned through Borrower Benefits programs. Discounts on Private Education Loans are deferred and accreted to income over the lives of the student loans. In the table below, this accretion of discounts is netted with the amortization of the premiums.

Student Loan Spread

An important performance measure closely monitored by management is the student loan spread. The student loan spread is the difference between the income earned on the student loan assets and the interest paid on the debt funding those assets. A number of factors can affect the overall student loan spread such as:

•              the mix of student loans in the portfolio, with Consolidation Loans having the lowest spread and Private Education Loans having the highest spread;

•              the premiums paid, borrower fees charged and capitalized costs incurred to acquire student loans which impact the spread through subsequent amortization;

•              the type and level of Borrower Benefits programs for which the student loans are eligible;

•              the level of Floor Income; and when considering the “Core Earnings” spread, the amount of Floor Income-eligible loans that have been hedged through Floor Income Contracts; and

•              funding and hedging costs.

The student loan spread is highly susceptible to liquidity, funding and interest rate risk. These risks are discussed separately at “LIQUIDITY AND CAPITAL RESOURCES” and in the “RISK FACTORS” discussion.

Student Loan Spread Analysis—On-Balance Sheet

The following table analyzes the reported earnings from student loans on-balance sheet. For an analysis of our student loan spread for the entire portfolio of Managed student loans on a similar basis to the on-balance sheet analysis, see “Student Loan Spread Analysis—‘Core Earnings’ Basis.”

	Years ended December 31,
	2005	2004	2003
On-Balance Sheet
Student loan yield, before Floor Income	6.22%	4.53%	4.28%
Gross Floor Income	.25	.73	1.23
Consolidation Loan Rebate Fees	(.65)	(.58)	(.50)
Offset Fees	—	(.03)	(.07)
Borrower Benefits	(.11)	(.18)	(.06)
Premium and discount amortization	(.16)	(.13)	(.18)
Student loan net yield	5.55	4.34	4.70
Student loan cost of funds	(3.69)	(2.01)	(1.70)
Student loan spread	1.86%	2.33%	3.00%
~~Off-Balance Sheet~~
~~Servicing and securitization revenue, before Floor Income~~	~~.81 %~~	~~1.17 %~~	~~1.27~~
~~Floor Income, net of Floor Income previously recognized in gain on sale calculation~~	~~.06~~	~~.21~~	~~.47~~
~~Servicing and securitization revenue~~	~~.87 %~~	~~1.38 %~~	~~1.74~~
Average Balances
On-balance sheet student loans	$74,724	$55,885	$45,127
~~Off-balance sheet student loans~~	~~41,220~~	~~40,558~~	~~38,205~~
~~Managed student loans~~	~~$ 115,944~~	~~$ 96,443~~	~~$ 83,332~~

Student Loan Spread Analysis—“Core Earnings” Basis (page 61 of 2005 Form 10-K)

The following table analyzes the earnings from our portfolio of Managed student loans on a “Core Earnings” basis (see “BUSINESS SEGMENTS—Alternative Performance Measures—Pre-tax differences between ‘Core Earnings’ and GAAP”). The “Core Earnings” Basis Student Loan Spread Analysis presentation and certain components used in the calculation differ from the On-Balance Sheet Student Loan Spread Analysis presentation. The “Core Earnings” Basis presentation, when compared to our On-Balance Sheet presentation, is different in that it:

•        includes the net interest margin related to our off-balance sheet student loan securitization trusts. This includes any related fees or costs such as the consolidation loan rebate fees, premium/discount amortization and borrower benefit yield adjustments;

•        includes the reclassification of certain derivative net settlement amounts. The net settlements on certain derivatives  that do not qualify as SFAS No. 133 hedges and are recorded as part of the unrealized gain on derivative and hedging activities for GAAP purposes are reclassified to the line item on the income statement that such derivative is economically hedging for the “Core Earnings” Basis presentation. For our “Core Earnings” Basis Student Loan Spread this would primarily include: (a) reclassifying the net settlement amounts related to our written floor contracts to student loan interest income and (b) reclassifying the net settlement amounts related to certain of our basis swaps to debt interest expense;

•        excludes unhedged Floor Income earned on the Managed student loan portfolio; and

•        includes the amortization of upfront payments on Floor Income Contracts in student loan income that we believe are economically hedging the Floor Income.

.	Years ended December 31,
	2005	2004	2003
“Core Earnings” Basis student loan yield	6.32%	4.59%	4.26%
Consolidation Loan Rebate Fees	(.50)	(.42)	(.36)
Offset Fees	—	(.02)	(.04)
Borrower Benefits	(.07)	(.08)	(.05)
Premium and discount amortization	(.17)	(.13)	(.10)
“Core Earnings” Basis student loan net yield	5.58	3.94	3.71
“Core Earnings” Basis student loan cost of funds	(3.80)	(2.06)	(1.71)
“Core Earnings” Basis student loan spread	1.78%	1.88%	2.00%
Average Balances
On-balance sheet student loans	$74,724	$55,885	$45,127
Off-balance sheet student loans	41,220	40,558	38,205
Managed student loans	$115,944	$96,443	$83,332

Comment 4:

Table — activity in our Managed portfolio of student loans, page 77

4.                                       In future filings please include a similar presentation based on your GAAP financial statements. Include a reconciliation between your GAAP presentation and your “managed portfolio” information. Please provide us with your proposed future disclosure.

Response:

We propose to make the following presentation prospectively in future filings (by way of illustration, we have updated the 2005 summary of the “Activity in our Managed Loan Portfolio” table on page 77 provided in SLM Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005) as follows:

	On-Balance Sheet
	Year ended December 31, 2005
	FFELP Stafford and Other(1)	Consolidation Loans	Total FFELP	Total Private Education Loans	Total On-Balance Sheet Portfolio
Beginning balance	$18,965	$41,596	$60,561	$5,420	$65,981
Acquisitions	16,838	1,796	18,634	6,092	24,726
Incremental Consolidations from third parties	—	4,671	4,671	1	4,672
Internal Consolidations	(5,620)	14,282	8,662	—	8,662
Consolidations to third parties	(1,237)	(1,180)	(2,417)	(11)	(2,428)
New securitizations	(6,561)	(4,044)	(10,605)	(2,792)	(13,397)
Repayments/claims/resales/other	(2,397)	(2,262)	(4,659)	(953)	(5,612)
Ending balance	$19,988	$54,859	$74,847	$7,757	$82,604

	Off-Balance Sheet
	Year ended December 31, 2005
	FFELP Stafford and Other(1)	Consolidation Loans	Total FFELP	Total Private Education Loans	Total Off-Balance Sheet Portfolio
Beginning balance	$27,825	$7,570	$35,395	$6,062	$41,457
Acquisitions	359	174	533	275	808
Incremental Consolidations from third parties	—	—	—	—	—
Internal Consolidations	(8,391)	(271)	(8,662)	—	(8,662)
Consolidations to third parties	(1,852)	(400)	(2,252)	(18)	(2,270)
New securitizations	6,561	4,044	10,605	2,792	13,397
Repayments/claims/resales/other	(3,832)	(542)	(4,374)	(431)	(4,805)
Ending balance	$20,670	$10,575	$31,245	$8,680	$39,925

	Managed Portfolio
	Year ended December 31, 2005
	FFELP Stafford and Other(1)	Consolidation Loans	Total FFELP	Total Private Education Loans	Total Managed Portfolio
Beginning balance	$46,790	$49,166	$95,956	$11,482	$107,438
Acquisitions	17,197	1,970	19,167	6,367	25,534
Incremental Consolidations from third parties	—	4,671	4,671	1	4,672
Internal Consolidations	(14,011)	14,011	—	—	—
Consolidations to third parties	(3,089)	(1,580)	(4,669)	(29)	(4,698)
New securitizations	—	—	—	—	—
Repayments/claims/resales/other	(6,229)	(2,804)	(9,033)	(1,384)	(10,417)
Ending balance	$40,658	$65,434	$106,092	$16,437	$122,529

(1)             Other includes PLUS, SLS and HEAL loans.

Comment 5:

Table — securitization Activity, page 89

5.                                      We note your disclosure on page 89 regarding the different types of loans securitized during the periods presented. Please tell us and in future filings disclose how and when you determined the loans to securitize. Tell us whether you have any securitization programs through which you establish at origination that a specific type of loan will be sold or securitized.

Response:

We use many different funding sources to finance our business. These include the following programs: (1) securitizations, (2) corporate unsecured, (3) indentured trusts, (4) asset-backed commercial paper and (5) commercial paper. An important part of financing our business is ensuring we have different funding sources available in the event that one source may become less attractive (from a cost of funds perspective) or altogether become unavailable due to uncontrollable market events. In general, we anticipate financing approximately 70% of our business through our securitization program, of which approximately one-half of our securitizations qualify as sales under SFAS No. 140 and are accounted for off-balance. That leaves approximately 65% of our student loans being funded by either on-balance sheet securitizations or from the other sources listed above. Because of this funding mix, not all student loans are securitized. As of December 31, 2005, 67% of our managed financing came from our securitization programs. We have three primary loan types (FFELP Stafford, FFELP Consolidation and Private Education) that we have securitized in the past and intend to securitize in the future.

                We fund the origination or purchase of all student loans on-balance sheet. We subsequently determine the most advantageous funding source and, if that source is the securitization program, loans are selected based on the required characteristics to structure the desired transaction (i.e., type of loan, mix of interim versus repayment status, credit rating, maturity dates, etc.). When we securitize loans we generally “cut-off” the loan portfolio (i.e., select those specific loans to be securitized) and settle the deal three to four weeks later and typically only have one transaction cut-off at a time. The cut-off event is the first date on which loans are specifically identified to be securitized. We do not have any securitization programs through which we establish at origination that a specific type of loan will be securitized and we do not know which loans will be securitized until a cut-off event occurs. As further discussed in the next response, the cut-off event serves as the point at which “a decision has been made to sell loans not previously classified as held for sale and such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value” (SOP 01-6 par.08c). See the response to comment 6 for our proposed disclosure to be used in future filings that details our policy regarding Loans Held for Investment versus Loans Held for Sale.

Comment 6:

Consolidated Financial Statements

Note 2 — Significant Accounting Policies

Loans, page F-11

6.                                      We note your disclosure on page 84 that your main source of funding is student loan securitizations. Please tell us how you determine that when a loan is originated or purchased you have both the intent and ability to hold the loan for the foreseeable future. Refer to paragraph .08 of SOP 01-6.

Response:

As previously discussed in our response to comment 5, we use various sources of funding to finance our business, with securitization funding comprising approximately 67% of total managed funding as of December 31, 2005. We anticipate using the securitization market for approximately 70% of our total funding and, accordingly, not all loans will be securitized. In addition, as of December 31, 2005, approximately 50% of our securitizations are off-balance sheet (where we qualified for sale treatment under SFAS No. 140) and 50% of our securitizations were on-balance sheet (where we did not qualify for sale treatment under SFAS No. 140). Because we securitize 70% of our loans but only 50% qualify as sales, only 35% of our loans eventually are accounted for as sales. Because we do not securitize all our loans and 50% of our securitizations are on-balance sheet (and therefore are not sales) the first event upon which we know a particular loan will be sold is when it is part of the “cut-off” pool for an off-balance sheet securitization (see background of cut-off pool in response 5 above). We are continually assessing the structure of the securitizations to obtain the best financing terms available, and in connection with that assessment, we frequently entertain structures that do not qualify for sale treatment under SFAS No. 140 as we are mostly indifferent as to whether a particular transaction qualifies as a sale or not. Because of this uncertainty, up until the “cut-off” event (where we have selected the loans and we have decided on the structure of the transaction which drives whether such transaction is a sale or not) we have the intent and ability to hold our loans for the foreseeable future (SOP 01-6 par. 8a). There is no formal definition of “foreseeable future” found in SOP 01-6 or any other GAAP guidance. However, “foreseeable future” is not the same concept as “Held to Maturity” under SFAS No. 115. Foreseeable future does not mean that our intention is to hold such loans through maturity but, rather, foreseeable future indicates we have not made a decision to sell specific loans at the time of origination or purchase or prior to a decision to include such loans in a securitization that will qualify as a sale under SFAS No. 140.

Once we have “cut-off” a portfolio of loans to securitize in an off balance sheet deal this serves as the event in which “a decision has been made to sell loans not previously classified as held for sale and such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value” (SOP 01-6 par.08c). Because of the short time between cut-off and settlement (discussed in response 5 above) and the fact that we generally only have one transaction cut-off at a time we  generally do not have a significant amount of  loans classified as Held for Sale at any time. Because we have always recognized a gain when we securitize our loans we would generally never have a situation in which we would need to provide an allowance to adjust such loans to fair value. Once we have reclassified a portfolio of loans to Held for Sale we discontinue any premium/discount amortization and reclassify the current Allowance for Loan Loss as a permanent reduction in the cost basis of the loans as required under SOP 01-6.

Because of our policy regarding loan classification we show proceeds of sales in the investing section of our cash flow statement. We have concluded we are properly following paragraph 9 of SFAS No. 102 which states the following:

Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time. Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding these loans. (emphasis supplied)

Our proposed disclosure, to be included in future filings, regarding our policy of Loans Held for Investment versus Loans Held for Sale is as follows:

If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and therefore carried at amortized cost. Any loans held for sale are carried at the lower of cost or fair value. The Company actively securitizes loans that the Company views as one of many different sources of financing. At the time of a funding need, the most advantageous funding source is identified and, if that source is the securitization program, loans are selected based on the required characteristics to structure the desired transaction (i.e.,  type of loan, mix of interim vs. repayment status, credit rating, maturity dates, etc.). The Company structures securitizations to obtain the most favorable financing terms and as a result, due to some of the structuring terms, some transactions qualify for sale treatment under SFAS No. 140 and some do not qualify for sale treatment and are recorded as financings. Because the Company does not securitize all loans and not all securitizations qualify as sales only when we have cut-off a portfolio of loans (selected the loans) to securitize and such transaction qualifies as a sale under SFAS No. 140 has the Company made a decision to sell loans. At such time, such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value. Because we have always recognized a gain when we securitize our loans we would generally never have a situation in which we would need to provide an allowance to adjust such loans to fair value.

Comment 7:

Note 18 — Segment Reporting, page F-67

7.                                      We note that your description and tabular presentation of segment reporting adjustments to GAAP on page F-71 do not clearly correlate with the reconciling adjustments to line items in your tabular presentation of segment results. Please provide us and in future filings include a reconciliation between your segment results and the segment reporting adjustments to GAAP that quantifies the impact on the line items included in your segment results presentation attributable to each adjustment.

Response:

We propose to make the following changes prospectively in future filings (by way of illustration, we have updated SLM Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, beginning at Note 18, “Segment Reporting” on page F-69) as follows (proposed changes are highlighted):

“Core Earnings” Segment Results and Reconciliations to GAAP

	Year ended December 31, 2005
(Dollars in millions)	Lending	DMO	Corporate and Other	“Core Earnings”	Adjustments(2)	Total GAAP
Interest income:
FFELP Stafford and Other Student Loans	$2,298	$—	$—	$2,298	$(1,283)	$1,015
Consolidation Loans	3,014	—	—	3,014	(514)	2,500
Private Education Loans	1,160	—	—	1,160	(526)	634
Other loans	85	—	—	85	—	85
Cash and investments	401	—	—	401	(125)	276
Total interest income	6,958	—	—	6,958	(2,448)	4,510
Total interest expense	4,823	—	—	4,823	(1,764)	3,059
Net interest income	2,135	—	—	2,135	(684)	1,451
Less: provisions for losses	138	—	—	138	65	203
Net interest income after provisions for losses	1,997	—	—	1,997	(749)	1,248
Fee income	—	360	115	475	—	475
Collections revenue	—	167	—	167	—	167
Other income	110	—	126	236	1,129	1,365
Operating expenses	479	283	308	1,070	68	1,138
Income tax expense (benefit)(1)	602	91	(25)	668	61	729
Minority interest in net earnings of subsidiaries	2	4	—	6	—	6
Net income (loss)	$1,024	$149	$(42)	$1,131	$251	$1,382

(1)             Income taxes are based on a percentage of net income before tax for the individual reportable segments.

(2)             “Core Earnings” adjustments to GAAP:

	For the year ended December 31, 2005
(Dollars in millions)	Net impact of securitization accounting	Net impact of derivative accounting	Net impact of Floor Income	Amortization of acquired intangibles	Total
Net interest income	$(870)	$390	$(204)	$—	$(684)
Less: provisions for losses	65	—	—	—	65
Net interest income after provisions for losses	(935)	390	(204)	—	(749)
Fee income	—	—	—	—	—
Collections revenue	—	—	—	—	—
Other income	882	247	—	—	1,129
Operating expenses	7	—	—	61	68
Total pre-tax “Core Earnings” adjustments to GAAP	$(60)	$637	$(204)	$(61)	312
Income tax expense (benefit)					61
Minority interest in net earnings of subsidiaries					—
Total “Core Earnings” adjustments to GAAP					$251

	Year ended December 31, 2004
(Dollars in millions)	Lending	DMO	Corporate and Other	“Core Earnings”	Adjustments(2)	Total GAAP
Interest income:
FFELP Stafford and Other Student Loans	$1,715	$—	$—	$1,715	$(990)	$725
Consolidation Loans	1,473	—	—	1,473	(108)	1,365
Private Education Loans	613	—	—	613	(277)	336
Other loans	74	—	—	74	—	74
Cash and investments	267	—	—	267	(34)	233
Total interest income	4,142	—	—	4,142	(1,409)	2,733
Total interest expense	2,320	—	—	2,320	(886)	1,434
Net interest income	1,822	—	—	1,822	(523)	1,299
Less: provisions for losses	114	—	—	114	(3)	111
Net interest income after provisions for losses	1,708	—	—	1,708	(520)	1,188
Fee income	—	300	120	420	—	420
Collections revenue	—	39	—	39	—	39
Other income	131	—	130	261	1,765	2,026
Loss on GSE debt and extinguishment	221	—	—	221	—	221
Operating expenses	409	159	291	859	36	895
Income tax expense (benefit)(1)	430	65	(15)	480	162	642
Minority interest in net earnings of subsidiaries	—	1	—	1	—	1
Net income (loss)	$779	$114	$(26)	$867	$1,047	$1,914

(1)             Income taxes are based on a percentage of net income before tax for the individual reportable segments.

(2)             “Core Earnings” adjustments to GAAP:

	For the year ended December 31, 2004
(Dollars in millions)	Net impact of securitization accounting	Net impact of derivative accounting	Net impact of Floor Income	Amortization of acquired intangibles	Total
Net interest income	$(1,071)	$704	$(156)	$—	$(523)
Less: provisions for losses	(3)	—	—	—	(3)
Net interest income after provisions for losses	(1,068)	704	(156)	—	(520)
Fee income	—	—	—	—	—
Collections revenue	—	—	—	—	—
Other income	916	849	—	—	1,765
Operating expenses	—	—	—	36	36
Total pre-tax “Core Earnings” adjustments to GAAP	$(152)	$1,553	$(156)	$(36)	1,209
Income tax expense (benefit)					162
Minority interest in net earnings of subsidiaries					—
Total “Core Earnings” adjustments to GAAP					$1,047

	Year Ended December 31, 2003
(Dollars in millions)	Lending	DMO	Corporate and Other	“Core Earnings”	Adjustments(2)	Total GAAP
Interest income:
FFELP Stafford and Other Student Loans	$1,494	$—	$—	$1,494	$(839)	$655
Consolidation Loans	1,172	—	—	1,172	(14)	1,158
Private Education Loans	427	—	—	427	(120)	307
Other loans	77	—	—	77	—	77
Cash and investments	163	—	—	163	(12)	151
Total interest income	3,333	—	—	3,333	(985)	2,348
Total interest expense	1,681	—	—	1,681	(659)	1,022
Net interest income	1,652	—	—	1,652	(326)	1,326
Less: provisions for losses	130	—	—	130	17	147
Net interest income after provisions for losses	1,522	—	—	1,522	(343)	1,179
Fee income	—	259	128	387	—	387
Other income	121	—	123	244	1,168	1,412
Operating expenses	414	123	231	768	27	795
Income tax expense(1)	407	45	7	459	320	779
Cumulative effect of accounting change	—	—	—	—	130	130
Net income	$822	$91	$13	$926	$608	$1,534

(1)             Income taxes are based on a percentage of net income before tax for the individual reportable segment.

(2)             “Core Earnings” adjustments to GAAP:

	For the year ended December 31, 2003
(Dollars in millions)	Net impact of securitization accounting	Net impact of derivative accounting	Net impact of Floor Income	Amortization of acquired intangibles	Total
Net interest income	$(1,089)	$740	$23	$—	$(326)
Less: provisions for losses	17	—	—	—	17
Net interest income after provisions for losses	(1,106)	740	23	—	(343)
Fee income	—	—	—	—	—
Collections revenue	—	—	—	—	—
Other income	1,406	(238)	—	—	1,168
Operating expenses	—	—	—	27	27
Total pre-tax “Core Earnings” adjustments to GAAP	$300	$502	$23	$(27)	798
Income tax expense (benefit)					320
Minority interest in net earnings of subsidiaries					—
Cumulative effect of accounting change					130
Total “Core Earnings” adjustments to GAAP					$608

Summary of “Core Earnings” Adjustments to GAAP:

The adjustments required to reconcile from the Company’s “Core Earnings” measures to its GAAP results of operations relate to differing treatments for securitization transactions, derivatives, floor income related to the Company’s student loans, and certain other items that management does not consider in evaluating the Company’s operating results. The following table reflects aggregate adjustments associated with these areas for the years ended December 31, 2005, 2004, and 2003.

	Years ended December 31,
(Dollars in millions)	2005	2004	2003
“Core Earnings” adjustments to GAAP:
Net impact of securitization accounting(1)	$(60)	$(152)	$300
Net impact of derivative accounting(2)	637	1,553	502
Net impact of Floor Income(3)	(204)	(156)	23
Amortization of acquired intangibles(4)	(61)	(36)	(27)
Net tax effect(5)	(61)	(162)	(320)
Cumulative effect of accounting change(6)	—	—	130
Total “Core Earnings” adjustments to GAAP	$251	$1,047	$608

(1)             Securitization accounting: Under GAAP, certain securitization transactions in the Company’s Lending segment are accounted for as sales of assets. Under the “Core Earnings” for the Lending segment, the Company presents all securitization transactions on a Managed Basis as long-term non-recourse financings. The upfront “gains” on sale from securitization transactions as well as ongoing “servicing and securitization revenue” presented in accordance with GAAP are excluded from “Core Earnings” and replaced by the interest income, provisions for loan losses, and interest expense as they are earned or incurred on the securitization loans. The Company also excludes transactions with its off-balance sheet trusts from “Core Earnings” as they are considered intercompany transactions on a Managed Basis.

(2)             Derivative accounting: “Core Earnings” exclude periodic unrealized gains and losses arising primarily in the Company’s Lending business segment, and to a lesser degree in its Corporate and Other business segment, that are caused primarily by the one-sided mark-to-market derivative valuations prescribed by SFAS No. 133 on derivatives that do not qualify for “hedge treatment” under GAAP. Under “Core Earnings,” the Company recognizes the economic effect of these hedges, which generally results in any cash paid or received being recognized ratably as an expense or revenue over the hedged item’s life. “Core Earnings” also exclude the gain or loss on equity forward contracts that, under SFAS No. 133, are required to be accounted for as derivatives and are marked-to-market through earnings.

(3)             Floor income: The timing and amount (if any) of Floor Income earned in the Company’s Lending segment is uncertain and in excess of expected spreads and, therefore, the Company excludes such income from its “Core Earnings” when it is not economically hedged. The Company employs derivatives, primarily Floor Income Contracts and futures, to economically hedge Floor Income. As discussed above in “Derivative Accounting,” these derivatives do not qualify as effective accounting hedges and therefore under GAAP are marked-to-market through the “gains (losses) on derivative and hedging activities, net” line on the income statement with no offsetting gain or loss recorded for the economically hedged items. For “Core Earnings” under the Lending segment, the Company reverses the fair value adjustments on the Floor Income Contracts and futures economically hedging Floor Income and include the amortization of net premiums received (net of Eurodollar futures contracts’ realized gains or losses) in income.

(4)             Other items: The Company excludes amortization of acquired intangibles.

(5)             Such tax effect is based upon the Company’s “Core Earnings” effective tax rate for the year. The net tax effect results primarily from the exclusion of the permanent income tax impact of the equity forward contracts.

(6)             For the year ended December 31, 2003, upon the adoption of SFAS No. 150, the Company also excluded a gain of $130 million which was reflected as a “cumulative effect of accounting change” in the consolidated statements of income.

On behalf of the Company, I acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to the Comments. If you need any further information, please do not hesitate to call me at 703.984.6800 or Mike Sheehan at 703.984.5680.

Very truly yours,
/s/ C.E. ANDREWS
C.E. Andrews

Attachments

cc:	SEC
Chris Harley
SLM Corporation
William M. Diefenderfer, Chair, Audit Committee of the Board of Directors
Robert S. Lavet, Senior Vice President & General Counsel
Ted Morris, Vice President, Accounting Policy & Capital Markets Accounting
Michael E. Sheehan, Vice President & Deputy General Counsel
Peter W. Strang, Vice President & Assistant Controller
Gibson, Dunn & Crutcher LLP
Ronald O. Mueller